October 6, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Wilson K. Lee

Staff Accountant

Re:

Oppenheimer Holdings Inc.

Form 10-K for the year ended December 31, 2008

Filed on 3/3/2009

File Nos. 001-12043

Dear Sirs:

We are in receipt of a comment letter from the United States Securities and Exchange Commission (“SEC”), Division of Corporation Finance dated September 28, 2009 with respect to Oppenheimer Holdings Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed on March 3, 2009. The Company’s responses follow the numbered points in the comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 3.  Legal Proceedings, page 28

1. For each material legal proceeding, please describe to us and quantify the relief sought by plaintiffs. For example, we note in your discussion of two class action lawsuits, no relief amount is quantified. Refer to Item 103 of Regulation S-K. Confirm that you will provide comparable disclosure in your future filings.

Response:

In our filings we have quantified relief sought where the complaining party has specified relief sought in terms of monetary damages.  In our Form 10-Q for the quarter ended June 30, 2009 filed August 6, 2009, we disclosed that the two class actions had been consolidated into one action.  That action requests relief in the form of compensatory damages “in an amount to be proven at trial” as well as costs and expenses.  In our future filings we will disclose these less specific requests for relief.

Liquidity and Capital Resources, page 54

2. Please tell us, and disclose in future filings, the material terms and conditions, including the interest rates, payment dates, and expiration dates, of your “arrangements with banks for borrowings on a fully collateralized basis.”

Response:

As described in Note 4 to the financial statements, bank call loans are primarily payable on demand and bear interest at various rates but not exceeding the broker call rate, which was 2.75% at December 31, 2008. Note 4 also disclosed that the weighted interest rate at December 31, 2008 was 1.25%. Further, Note 4 disclosed that at December 31, 2008, bank call loans amounted to $6.5 million and such bank borrowings were collateralized by firm and customer securities with market values of approximately $41.3 million and $80.8 million, respectively, at December 31, 2008. We will continue to provide, as applicable, comparable disclosures in the Notes to the financial statements in future annual filings, and will make reference to these disclosures in the ‘Liquidity and Capital Resources’ section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future annual filings.

Determination of 2008 Compensation, page 43 of proxy circular filed April 2, 2009.

3. We noted that your bonuses were lower for 2008 due to the losses the company suffered that year. However, there is a large disparity between the bonus amounts awarded to each of your NEOs. For example, the award amounts for Mr. Holmes and Mr. Perman exceeded $1 million, whereas the bonus awarded to your CFO was only $150,000. Please provide us a more detailed analysis of how the company determined the actual bonus payouts and stock option awards. Please discuss the actual factors considered in making the bonus payouts and equity awards and explain how analysis of these factors translated into amounts awarded. Confirm that you will provide similar disclosure in future filings.

Response:

Oppenheimer acquired the U.S. Capital Markets Business from CIBC on January 14, 2008. As a part of that transaction, Oppenheimer entered into agreements with Former CIBC Executives regarding their compensation for Calendar Year 2008.  On page 49 of the proxy circular, in note 5 to the Summary Compensation Table as well as on page 43 of the Compensation Discussion and Analysis, ‘Determination of 2008 Compensation’, we disclose that certain Former CIBC Executives, as defined (Messrs. Perman, Holmes and Heinberg are Former CIBC Executives) were,  pursuant to a written employment agreement, to receive 1) minimum guaranteed amounts of salaries and year-end bonuses for 2008 pursuant to the terms of their employment with us and 2) stock options and/or stock awards that were granted in connection to the terms of their employment with us. In addition, we disclose on page 43 that the guarantees described apply only to the 2008 year.

We believe that our disclosure in the proxy circular fully describes the factors that are considered in determining compensation and share-based compensation and we will continue to provided such disclosure in future filings. The guaranteed compensation and share-based awards for the Former CIBC Executives were a one-time situation designed for retention purposes and applied only to the 2008 year.

Financial Statements and Notes

Note 4 – Financial Instruments and Fair Value Measurement

Fair Value Measurement, pages 90-92

4. For your total gains or losses for the period (realized and unrealized) from your Level 3 assets that have been included in earnings, please tell us and disclose where those gains or losses are reported in the statement of operations. In addition, for unrealized losses that have been included in earnings, also tell us and disclose the amount attributable to assets still held at the reporting date. Reference is made to paragraph 32(c)(1) and 32(d) of SFAS 157.

Response:

We began disclosing in our Form 10-Q for the quarter ended June 30, 2009 where the realized and unrealized gains or losses are reported in the consolidated statement of operations (see note 5 in the “Level 3 Assets and Liabilities For the three months ended June 30, 2009”, “Level 3 Assets and Liabilities For the six months ended June 30, 2009”, “Level 3 Assets and Liabilities For the three months ended June 30, 2008”, and “Level 3 Assets and Liabilities For the six months ended June 30, 2008” tables).

As it relates to our Form 10-K for the year ended December 31, 2008, gains or losses (realized and unrealized) are included in principal transactions, net on the consolidated statement of operations, except for ‘Investments’ that are included in other income on the consolidated statement of operations.

Investment-related unrealized losses of $3.7 million that were included in earnings in the consolidated statement of operations for the year ended December 31, 2008 are attributable to assets that the Company still held at the reporting date. We will provide such disclosure in future filings.

______________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

Oppenheimer Holdings Inc.

“E.K. Roberts”

E.K. Roberts,

President and Treasurer

(Chief Financial Officer)